Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number	E-mail Address
(202) 636-5804	jbonnie@stblaw.com

                                                                                                                           May 24, 2019

VIA COURIER AND EDGAR

Re:  Change Healthcare Inc.

Amendment No. 3 to Registration Statement on

Form S-1

Filed May 24, 2019

File No. 333-230345

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), relating to the offering of shares of its common stock and tangible equity units, marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on May 14, 2019 (“Amendment No. 2”). Amendment No. 3 has been revised in response to the Staff’s comments, to include audited financial statements as of and for the year ended March 31, 2019 and to reflect certain other changes. Change Healthcare has also filed certain exhibits with Amendment No. 3 and advises

Securities and Exchange Commission	2	May 24, 2019

the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Additionally, we have annexed a form of our opinion regarding the validity of the tangible equity units to be filed as Exhibit 5.2 to a subsequent pre-effective amendment. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to your comment letter, dated May 23, 2019, regarding Amendment No. 2. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Change Healthcare. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Form S-1 filed on May 14, 2019

Summary Historical Financial and Other Data

Summary Historical Consolidated Financial Data of Change Healthcare LLC, page 22

1.

This comment is in reference to prior 2 comment issued in our comment letter dated March 29, 2019, and your related response and revised disclosures filed on April 5, 2019. We believe that excluding amortization expense related to acquired intangible assets results in an individually tailored accounting principle. As such, please revise to remove this adjustment. Refer to the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Change Healthcare has revised its presentation of Adjusted Net Income to exclude all amortization expense determined in accordance with generally accepted accounting principles rather than excluding only the portion of amortization expense related to acquired intangible assets.

Securities and Exchange Commission	3	May 24, 2019

2.

If you continue to present the non-GAAP measure Adjusted Net Income in future filings, please revise to supplement the presentation to show a separate, more concise reconciliation of this measure to the most comparable GAAP measure of Net Income. To this extent, each of the non-GAAP measures Adjusted EBITDA and Adjusted Net Income would be separately reconciled to GAAP Net Income in order to comply with the guidance in Item 10(e)(i)(B) of Regulation S-K.

Change Healthcare has revised its presentation to include a separate reconciliation of Adjusted Net Income to the most comparable GAAP measure of Net Income.

*        *        *         *        *

Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Barbara C. Jacobs

Brittany Ebbert

Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo

Fredrik Eliasson

Loretta A. Cecil

Ropes & Gray LLP

Craig E. Marcus

Tara Fisher

ANNEX

[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

[●], 2019

Change Healthcare Inc.

3055 Lebanon Pike, Suite 1000

Nashville, Tennessee 37214

Ladies and Gentlemen:

We have acted as counsel to Change Healthcare Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-230345) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of an aggregate of                            tangible equity units (together with any additional tangible equity units that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Units”), each initially consisting of (i) a prepaid stock purchase contract (each a “Purchase Contract,” and collectively, the “Purchase Contracts”) issued by the Company that shall be settled by the Company against delivery of a number of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) to be determined pursuant to the Purchase Contract Agreement (as defined below) and (ii) a senior amortizing note (each, an “Amortizing Note,” and collectively, the “Amortizing Notes”) issued by the Company.

Change Healthcare Inc.	-1-	[●], 2019

We have examined the Registration Statement, a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement, a form of the Underwriting Agreement relating to the Units (the “Underwriting Agreement”), between the Company and the underwriters named therein, which has been filed with the Commission as an exhibit to the Registration Statement; a form of the Purchase Contract Agreement (the “Purchase Contract Agreement”), by and among the Company, U.S. Bank N.A., as purchase contract agent (the “Purchase Contract Agent”), U.S. Bank N.A., as attorney-in-fact for the holders of the Purchase Contracts from time to time (the “Holders”), and U.S. Bank N.A., as Trustee (as defined below) under the Indenture (as defined below), which has been filed with the Commission as an exhibit to the Registration Statement; a form of the global certificate representing the Units; a form of the registered certificate representing the Purchase Contracts initially annexed to the Units; a form of the registered certificate representing the Amortizing Notes initially annexed to the Units; and a form of the Indenture (the “Base Indenture”), between the Company and U.S. Bank N.A., as trustee (the “Trustee”), which has been filed with the Commission as an exhibit to the Registration Statement, as supplemented by a form of the First Supplemental Indenture (the “First Supplemental Indenture” and together with the Base Indenture, the “Indenture”), between the Company and the Trustee, which has been filed with the Commission as an exhibit to the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

Change Healthcare Inc.	-2-	[●], 2019

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that upon the due execution of the Indenture that the Indenture will be the valid and legally binding obligation of the Trustee, and that upon the due execution of the Purchase Contract Agreement that the Purchase Contract Agreement will be the valid and legally binding obligation of the Purchase Contract Agent and the Trustee.

In rendering the opinions set forth below, we have assumed further that the execution, issuance, delivery and performance by the Company of the Underwriting Agreement, the Purchase Contract Agreement, the Indenture, the Purchase Contracts, the Amortizing Notes and the Units, as applicable, will not constitute a breach or default under any agreement or instrument which is binding upon the Company.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, (i) when the Pricing Committee of the Board of Directors of the Company (the “Pricing Committee”) has taken all necessary corporate action to authorize and approve the final pricing terms and issuance of the Units, the Amortizing Notes and the Purchase Contracts, (ii) when the Amended Certificate has been duly filed with the Secretary of State for the State of Delaware and (iii) upon payment and delivery of the Units in accordance with the provisions of the Underwriting Agreement:

(1) Assuming the due authentication of the Purchase Contracts by the Purchase Contract Agent and the due execution and delivery of the Purchase Contracts by the Purchase Contract Agent as attorney-in-fact for the Holders, the Purchase Contracts will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

Change Healthcare Inc.	-3-	[●], 2019

(2) Assuming due authentication of the Amortizing Notes by the Trustee, the Amortizing Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(3) Assuming the due authentication of the Units by the Purchase Contract Agent and the Trustee and the due execution and delivery of the Units by the Purchase Contract Agent as attorney-in-fact for the Holders, the Units will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(4) The shares of Common Stock issuable pursuant to the Purchase Contract Agreement and the Purchase Contracts, when issued and delivered in accordance with the Purchase Contract Agreement and the Purchase Contracts, will be validly issued, fully paid and nonassessable.

Our opinions set forth in paragraphs (1), (2) and (3) above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing. In addition, we express no opinion as to the validity, legally binding effect or enforceability of (A) Section 1.06 of the Purchase Contract Agreement, (B) Section 1.10 of the Base Indenture and (C) Section 13.04 of the First Supplemental Indenture, in each case relating to the separability of provisions of the relevant document.

For purposes of our opinions set forth in paragraphs 1 and 3 above, we assume that any increase in the number of shares of Common Stock deliverable upon settlement in connection with a Fundamental Change (as defined in the Purchase Contract Agreement) pursuant to the provisions of the Purchase Contract Agreement and any related provisions of the Units or Purchase Contracts represents reasonable compensation for the lost value of the Units or Purchase Contracts, as the case may be, as a result of the occurrence of a Fundamental Change.

Change Healthcare Inc.	-4-	[●], 2019

We do not express any opinion herein concerning any law other than the law of the State of New York and the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP